

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 8, 2019

<u>Via E-mail</u>
Gregg A. Lowe
Chief Executive Officer and President
Cree, Inc.
4600 Silicon Drive
Durham, North Carolina 27703

> **Re:** **Cree, Inc.**
> **10-K for Fiscal Year Ended June 30, 2019**
> **Filed August 21, 2019**
> **File No. 0-21154**

Dear Mr. Lowe:

We refer you to our comment letter dated September 19, 2019, regarding business contacts with North Korea, Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Brad Kohn
       Vice President Legal and General Counsel

       Gerald Roach
       Smith Anderson